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                                                               Exhibit 99(A)(7)

  [LOGO]
   BIRD
CORPORATION
                                                                  April 12, 1996

Dear Stockholder:

  I am pleased to report that on April 8, 1996, Bird Corporation (the "Company") entered into an amended and restated merger agreement (the "Merger Agreement") with CertainTeed Corporation ("CertainTeed") and its wholly owned subsidiary, BI Expansion Corp. (the "Purchaser"), that provides for the acquisition of the Company by CertainTeed through the acquisition by the Purchaser of all the outstanding shares of the common stock, $1 par value per share, of the Company (the "Common Shares") and all the outstanding shares of the $1.85 Cumulative Convertible Preference Stock, $1 par value per share, of the Company (the "Preference Shares", and together with the Common Shares, the "Shares"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") for all outstanding Common Shares and Preference Shares at a price of $7.50 per Common Share and $20 plus all accrued and unpaid dividends through the expiration date of the Offer per Preference Share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, May 9, 1996.

  Following the successful completion of the Offer, upon approval by stockholder vote, the Purchaser will be merged (the "Merger") with and into the Company, and all Shares not purchased in the Offer will be converted into the right to receive in cash $7.50 per Common Share and (unless the Preference Shares have previously been redeemed) $20 plus all accrued and unpaid dividends through the effective date of the Merger per Preference Share.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendations, the Board of Directors gave consideration to a number of factors. These factors included the opinion of Dillon, Read & Co. Inc., financial advisor to the Company, that the consideration of $7.50 per share in cash to be received by the holders of Common Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. All of the factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

  Also accompanying this letter is a copy of CertainTeed's and the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

  The Board of Directors and management of the Company thank you for the support you have given the Company.

  On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ Joseph D. Vecchiolla

                                          Joseph D. Vecchiolla
                                          Chairman of the Board of Directors